Exhibit 4.7

Amendment to 1987 Stock Option Plan

By way of a resolution adopted by (i) a majority of the Corporation’s board of directors (the “Board”) present at a meeting held on February 22, 1995, at which a quorum of the Board was present and acted throughout such meeting, and (ii) a majority of the Corporation’s shareholders (the “Shareholders”) present, in person or by proxy, at the annual meeting of Shareholders held on May 9, 1995, at which a quorum of the Shareholders was present and acted throughout such meeting, Article 3 of the Corporation’s 1987 Stock Option Plan was amended to read in its entirety as follows:

“3. Subject to the provisions of this Plan, the maximum aggregate number of shares which may be optioned and sold under the Plan is 150,000 Shares. However, this number may be increased by the Board of Directors.”

/s/ Stephen A. Johnsen	Dated:	January 16, 2004

Stephen A. Johnsen, Secretary